Western Wind Energy Corp.

632 Foster Avenue Telephone: 604.839.4192
Coquitlam, BC V3J 2L7 Facsimile: 604.939.1292

www.westernwindenergy.com

N E W S R E L E A S E

September 7, 2007

Toronto Stock Exchange (Venture) Symbol: "WND"

Issued and Outstanding: 25,969,859

ALL FINANCIAL STATEMENTS FILED AND SETTLEMENT UPDATE

Western Wind Energy Corporation is pleased to announce it has filed its April 30, 2007 Quarterly Financial Statement and Management Discussion and Analysis. Western Wind Energy is up to date with all of its financial filings. The April 30, 2007 FS and MD&A are filed with and can be viewed at www.sedar.com. The Annual Audited Financial Statements and Management Discussion and Analysis were filed and posted on September 9, 2007.

SETTLEMENT UPDATE

Western Wind Energy is pleased to announce that its legal counsel has received revised draft final settlement documentation dated September 28, 2007 subject to review by our counsel and board. Western Wind Energy is anticipating that both Pacific Hydro Limited and Western Wind Energy Corporation will execute the final settlement documentation on September 28, 2007. Details of the settlement will be released upon execution.

RESUMPTION OF TRADING

Western Wind Energy's shares will be reinstated for trading, tomorrow, Tuesday, September 25, 2007.

Western Wind Energy currently produces 34.5 Megawatts of clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

"SIGNED"

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.